September 10, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL FOR OCTOBER 2007

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C NYSE: PWI)– PrimeWest Energy Trust (PrimeWest or the Trust) announces that the distribution payable October 15th, 2007 will be $0.25 per Trust Unit.  The ex-distribution date is September 19th, 2007 and the record date is September 21st, 2007.

Using a Canadian to U.S. dollar exchange rate of 0.95, the distribution amount is approximately US$0.2375 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the U.S./Canadian dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Debbie Carver

Investor Relations Advisor

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825